AMENDMENT NO. 1 to
                                                       SEC File No. 70-8967

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     DECLARATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("MET-ED")
                      PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                                 2800 Pottsville Pike
                             Reading, Pennsylvania 19605
                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                                        GPU, INC.
            (Name of top registered holding company parent of applicants)


          Scott L. Guibord                      Douglas E. Davidson, Esq.
          Secretary                             Berlack, Israels & Liberman
          Jersey Central Power & Light Company  LLP
          Metropolitan Edison Company           120 West 45th Street
          Pennsylvania Electric Company         New York, New York  10036
          2800 Pottsville Pike
          Reading, Pennsylvania 19605

          M.A. Nalewako, Secretary
          Michael J. Connolly, Esq., Assistant
            General Counsel
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey  07054


                     (Names and addresses of agents for service)
               GPU, JCP&L, Met-Ed and Penelec hereby amend their Declaration on Form U-1, docketed in SEC File No. 70-8967, as follows:

               1. By amending Item 1 thereof to read in its entirety as follows:

          Item 1.  Description of Proposed Transactions.

               A. JCP&L, Met-Ed, and Penelec (collectively, the "Operating Companies") are electric utility subsidiaries of GPU, a registered holding company. The service territory of JCP&L is in New Jersey and the service territories of Met-Ed and Penelec are in Pennsylvania.

               B. The Operating Companies maintain insurance policies that provide coverage for workers compensation claims, as required by state law. The policies also provide liability insurance coverage for employee claims made directly against the Operating Companies. Prior to 1993, in the cases of Met-Ed and Penelec, and 1994, in the case of JCP&L, the policies required the insurance company to pay all claims without a deductible and to pay all expenses and costs, including legal fees, incurred in connection with the investigation, defense or settlement of claims.

               C. In order to reduce premium costs, commencing in 1993 for Met-Ed and Penelec and in 1994 for JCP&L, the Operating Companies modified the policies to provide for the payment of a deductible for each claim, up to a specified maximum amount for all claims in the calendar year, and to pay the expenses attributable to all claims. While the insurance company continues to administer and pay all claims and expenses as they arise, the Operating Companies reimburse the insurance company for the amount of each claim paid up to the deductible and all expenses paid in such month.

               D. The insurance companies required, as a condition to permitting the policies to be modified to provide for the payment of the deductible, that the Operating Companies deliver an irrevocable bank letter of credit ("L/C") as security for the Operating Companies obligations to pay the deductible. Accordingly, by Order dated April 14, 1993 (HCAR No. 35-25793) ("1993 Order"), Met-Ed and Penelec were authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to their insurance company irrevocable bank L/Cs from time to time through December 31, 1998. The aggregate face amount of the L/Cs delivered by Met-Ed and Penelec would not exceed $20 million, provided that the L/Cs delivered on behalf of Met-Ed or Penelec individually would not exceed $15 million. In addition, by Order dated March 15, 1994 (HCAR No. 35-26003) ("1994 Order"), JCP&L was authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to its insurance company irrevocable bank L/Cs in an aggregate face amount of up to $15 million from time to time through December 31, 1998.
               E. The Operating Companies now anticipate that it might be more efficient for the workers compensation insurance policies to cover, in addition to their employees, the Pennsylvania and New

          Jersey employees of GPU Service, Inc., GPU Nuclear, Inc., and GPU Generation, Inc., which are subsidiary service companies of GPU ("Service Companies"). Accordingly, it will now be necessary to furnish L/Cs to the insurance companies to support the obligations of the Service Companies to pay the deductible with respect to claims, as well as the obligations of the Operating Companies.

               F. Applicants have thus determined that it would be cost-effective and less burdensome administratively for the L/Cs to be furnished by GPU. Accordingly, GPU proposes to enter into L/C reimbursement agreements and to deliver the related L/Cs from time to time through December 31, 2006 to the insurance companies providing workers compensation insurance coverage to the Operating Companies and Service Companies. The maximum face amount of the L/Cs which would be outstanding with respect to all Pennsylvania employees of the Operating Companies and Service Companies would not exceed $20 million. Similarly, the maximum face amount of the L/Cs which would be outstanding with respect to all New Jersey employees of the Operating Companies and Service Companies would not exceed $20 million. Accordingly, upon receipt of the authorization herein requested, GPU would be authorized to enter into L/C reimbursement agreements in an aggregate face amount of up to $40 million. Each L/C would have a term not exceeding three years. Draws under the L/C would bear interest at not more than 5% above the issuing bank's prime rate as in effect from time to time.

               G. GPU would allocate the fees for each L/C to the Operating Companies and Service Companies on whose behalf the L/C was issued based on loss exposure (determined generally by payroll) in the applicable state. GPU would seek reimbursement for a draw on an L/C from the Operating Company or Service Company which failed to pay the applicable deductible which resulted in such draw. Upon receipt of the authorization herein requested, the Operating Companies would relinquish their authority to enter into L/C reimbursement agreements pursuant to the 1993 and 1994 Orders, provided that such relinquishment would not affect any currently outstanding L/C's delivered under such orders.

               H. The Applicants submit that all of the criteria of Rules 53 and 54 under the Act with respect to the proposed transactions are satisfied:

                         (i) The average consolidated retained earnings for GPU and its subsidiaries, as reported for the four most recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, as filed under the Securities Exchange Act of 1934, was approximately $2.07 billion. As of September 30, 1996, GPU had invested, or committed to invest, directly or
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
                    indirectly, an aggregate of approximately $244 million in exempt wholesale generators ("EWGs") and $679 million in foreign utility companies ("FUCOs"). GPU's aggregate investment in EWGs and FUCOs, including amounts invested pursuant to all outstanding or pending authorizations to make investments in EWGs or FUCOs, will not at any time exceed the "safe harbor" limitation imposed by Rule 53 without prior Commission authorization.(1)

                         (ii) GPU maintains  books and records  to identify
                    investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                              (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                                   (1)  the books and records for  such EWG
                         will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                                   (2)  the  financial  statements will  be
                         prepared in accordance with GAAP; and

                                   (3)  GPU   directly   or   through   its
                         subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                              (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                                   (1)  the  books  and  records  for  such
                         subsidiary will be kept in accordance with GAAP;

                                   (2)  the  financial statements  for such
                         subsidiary will be prepared in accordance with GAAP; and

                                   (3)  GPU   directly   or   through   its
                         subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                         (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                   (1)  such entity to  maintain books  and
                         records in accordance with GAAP;
           _________________________

          1 GPU has filed with the Commission a Post-Effective Amendment to its Application on Form u-1 in docket No. 70-8593 requesting authorization to increase this limitation to 1005 of GPU's "consolidated retained earnings."

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

                                   (2)  the  financial  statements of  such
                         entity to be prepared in accordance with GAAP; and

                                   (3)  access  by the  Commission  to such
                         books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and
                         (a) (2) (iii) (B) of Rule 53.

                         (iii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

                         (iv) Copies of this Application are being provided
               to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                         (v) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                              (A) Neither GPU nor any subsidiary of GPU is the subject of any pending bankruptcy or similar proceeding.

                              (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.07 billion) represented an increase of approximately $200 million (or approximately 10%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $1.87 billion).

          _____________________

          2 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


                              (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1995 in excess of 5% of GPU's consolidated retained earnings.

                         (iv) In accordance with  Rule 54, the requirements
               of Rule 53(a), (b) and (c) are fulfilled.

          2. By filing a new proposed form of public notice in Exhibit G of Item 6 thereof as follows:

                    (a)  Exhibits:

                         G         Proposed form of public notice.











































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





                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY ACT  OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY



                                   By:
                                        T. G. Howson
                                        Vice President and Treasurer




          Date: January 14, 1997